2021 ANNUAL REPORT

As I reflect on 2021, it is the expertise and teamwork demonstrated during another year of change and challenge that stands out as the key to our company’s unprecedented success. We delivered outstanding performance, achieving record earnings while driving long - term results for our shareholders. Importantly, we did it without compromising what matters most – relationships and superior service. Through it all, we maintained our unwavering dedication to a people - first approach. It is this passion for building relationships that also drives our commitment to volunteerism and philanthropy. Day in and day out, you’ll find the people of our organization sharing their expertise and talents to make a real difference. With an eye on future success, we are excited about the anticipated acquisition of Guaranty Bank in southwest Missouri, and look forward to continued growth in this vibrant market. We are confident in our future and the excellent management team in place . Thank you for being our shareholders . SUCCESS WITHOUT COMPROMISE Marie Zelnio Ziegler | Chair of the Board I AM HONORED TO DELIVER MY FIRST MESSAGE AS BOARD CHAIR OF QCR HOLDINGS, INC. 3 2021 ANNUAL REPORT EXPRESSING OUR APPRECIATION TO PAT BAIRD What happens to an organization that experiences nearly two decades of tremendous leadership? Success happens. Growth happens. Relationships happen. We have Pat Baird, a member of the Board for nearly 20 years and our Board Chair for six, to thank for so much of what QCR Holdings, Inc. is today. As we celebrate his retirement in May of 2022, it’s impossible to sum up the impact he has made at QCR Holdings as his influence has been truly immeasurable. We are grateful for his remarkable leadership, astute insights and friendship over the years. QCR Holdings, Inc.

The QCR Holdings team has truly differentiated us in our markets by harnessing the power of authentic, caring relationships and exemplifying a unique desire to know more, and do more, to benefit our clients and communities. We’re confident the year ahead will continue our trajectory of success. With our steadfast focus on 9 - 6 - 5 and the anticipated acquisition in southwest Missouri, we are poised for sustainable long - term performance and increased shareholder returns. PERFORMANCE THROUGH PEOPLE A message from Larry Helling and Todd Gipple Larry Helling | Chief Executive Officer QCR Holdings, Inc. Since 2019, we’ve been guided by our 9 - 6 - 5 strategy – a plan to grow earnings and drive attractive, long - term results for shareholders. Remaining focused on our plan has paid off. By the end of 2021, we announced record net income of $98.9 million for the year – the highest in our company’s 29 - year history. With Earnings Per Share (EPS) increasing by 63.2% and Return on Average Assets (ROAA) increasing to 1.68%, our performance propelled us to the top quartile of our peer group.* It is undeniable that this success is made possible by the people who have put our plans into practice . Todd Gipple | President, COO, CFO QCR Holdings, Inc. * Proxy peer group information found in the QCRH proxy statement for the 2021 Annual Meeting of Stockholders.

Our performance in 2021 provides a solid foundation and gives us momentum moving into the new year. We’re staying true to our simple and focused 9 - 6 - 5 plan to grow earnings and drive attractive, long - term results for shareholders. Grow loans by 9% per year, funded with core deposits We intend to continue to gain market share across our charters by capitalizing on the value that our clients place on relationship - based community banking. Our goal is to organically grow loans and leases by 9% per year and to fund this growth with a corresponding increase in our core deposits. Grow fee income no less than 6% per year We will continue our efforts to diversify our revenue mix and develop more opportunities to increase profitability with continued gains in noninterest income. Our goal is to grow our fee - based income by no less than 6% per year. Improve efficiencies and hold expense growth to less than 5% per year We will continue to focus on improving operational efficiencies and managing our noninterest expenses. Our goal is to limit our annual operating expense growth to no more than 5% per year. OUR STRATEGY FOR LONG - TERM GROWTH | 9 - 6 - 5 5 2021 ANNUAL REPORT QCR Holdings, Inc.

There’s no question about it: 2021 was a year of outstanding financial and operational performance. Through robust loan growth, solid fee income, an expanded net interest margin, carefully managed expenses and excellent asset quality, we surpassed our ambitious five - year projections and celebrated the highest levels of net income and earnings per share since the company’s inception. That kind of growth only happens when we work together. The entire QCR Holdings team contributed to our success by capitalizing on the strengthening economic conditions in our markets and working diligently to gain market share across our charters. Evidence that our expanding client base continues to value our local charter model that emphasizes service, agility and responsiveness. Our employees are the heart of our company. Their hard work and dedication to building relationships that matter ignited our record earnings performance for the year. FINANCIAL RESULTS ANOTHER RECORD - BREAKING YEAR 2021 Performance Highlights Net income increased by 63 % Tangible book value per share grew by nearly $ 6 . 00 , or 18 % Loans and leases (excluding PPP) grew by 17% , driven by strong demand from new and existing clients Core deposits grew by 7% for the year, and 26% of total deposits are non - interest bearing Expanded our net interest margin in a challenging interest rate environment Limited our noninterest expense growth to just over 1% as we maintained discipline on our discretionary spending Our credit quality remains excellent with net charge - offs near zero and nonperforming assets now representing only 0.05% of total assets Wealth management assets under management grew by 23% and 321 new relationships in 2021 Continued to gain market share across our charters, reflecting the value that our clients place on relationship - based community banking

Our employees are the heart of our company. 7 2021 ANNUAL REPORT QCR Holdings, Inc.

FINANCIAL HIGHLIGHTS 2021 Annual Key Metrics Core Deposit Growth 7.2% NPAs/Assets 0.05% Return on Average Total Equity 15.52% Summary of Financial Results (in thousands) Growth in Wealth Management Assets Under Management 22.7% Tangible Book Value Growth Per Share 18.2% Record Net Income $98.9 Million 2017 2018 2019 2020 2021 Net interest income $116,065 $142,395 $155,559 $166,950 $178,233 Non - interest income $30,482 $41,541 $78,768 $113,798 $100,422 Non - interest expense ($97,424) ($119,143) ($155,234) ($151,755) ($153,702) Pre - tax pre - provision net income $49,123 $64,793 $79,093 $128,993 $124,953 Provision for credit losses ($8,470) ($12,658) ($7,066) ($55,704) ($3,486) Net income before taxes $40,653 $52,135 $72,027 $73,289 $121,467 Income taxes ($4,946) ($9,015) ($14,619) ($12,707) ($22,562) Net income $35,707 $43,120 $57,408 $60,582 $98,905 Loan and Lease Growth (excluding PPP loans) 1 6 . 9 % Return on Average Assets 1.68% Increase in Earnings Per Share 63.2%

Commercial and Industrial – 34% Commercial Real Estate – 55% Direct Financing Leases – 1% Residential Real Estate – 8% Installment and Consumer - 2% LOAN MIX (AS OF 12/31/21) $0 $2,500 $5,000 12.31.21 12.31.20 12.31.19 12.31.18 $4,680 $4,251 $3,690 $3,733 GROSS LOANS/LEASES (MILLIONS) Interest - bearing – 65% Non - interest - bearing – 26% Time deposits – 9% DEPOST MIX (AS OF 12/31/21) $0 $2,500 $5,000 12.31.21 12.31.20 12.31.19 (1) 12.31.18 (1) $4,923 $4,599 $3,911 $3,545 TOTAL DEPOSITS (MILLIONS) $3,000 $0 $6,000 $6,096 $5,705 12.31.21 12.31.20 12.31.19 12.31.18 $4,909 $4,441 TOTAL ASSETS (MILLIONS) F BOOK VALUE VS. AIR MARKET VALUE YEAR - END / COMMON STOCK (MILLIONS) 600 400 200 0 2018 2019 2020 2021 BOOK VALUE FAIR MARKET VALUE 800 ASSET GROWTH (MILLIONS) 2018 (1) 2019 2020 2021 1000 800 600 400 200 0 $391 $774 $468 $920 9 2021 ANNUAL REPORT (1) Includes merger with Springfield Bancshares/Acquisition of Bates Companies QCR Holdings, Inc.

We anticipate the acquisition of Guaranty Federal Bancshares, Inc. in early Q2 and plan to merge Guaranty Bank into SFC Bank, our Springfield, MO - based charter. The new combined bank will operate under the Guaranty Bank name. We are excited about this transaction as it significantly enhances our market position in the vibrant Springfield and southwest Missouri markets. Guaranty Bank has a deep - rooted and prominent brand, a long history of profitable growth and a talented team of bankers. Guaranty is also known for its commitment to exceptional client service and relationship banking, including outstanding community support. We share these same values, making the combination a natural fit. Bringing the two teams together from both banks will enable us to extend our high - performing and profitable niche business lines into those markets, serve our combined client base more effectively, accelerate our earnings growth, and improve shareholder returns. A COMPELLING PARTNERSHIP ATTRACTIVE ECONOMICS $2.0 billion in total assets (1) $1.5 billion in total loans (1) $1.6 billion in total deposits (1) #4 in deposit market share (1) (2) First Full Year EPS accretion ~ 13% Expected IRR ~ 20% TBV earnback less than 3 years (1) - Combined for Springfield First Community Bank and Guaranty Bank as of December 31, 2021. (2) - Source: FDIC deposit market share data as provided by S&P Global. Deposit and branch data is as of 6/30/21. Other financial information as of 9/30/21. ACQUISITION OF GUARANTY FEDERAL BANCSHARES, INC. (GFED)

11 2021 ANNUAL REPORT QCR Holdings, Inc.

purpose beyond profit ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) Rooted in the importance of relationships, our commitment to long - term growth goes beyond investing in financial futures – it’s built on integrity and an investment in our communities and our people. OUR APPROACH IS SIMPLE: Using our resources responsibly, fostering inclusive environments, and driving integrity through effective governance – both inside and outside our bank walls – makes us all better. Using benchmark data and industry insights, our Board oversees ESG programs that translate our values into action, mitigate risks, and ensure safe and sound business practices to move our company and communities forward. It is only with a continued focus that we will ensure future success for our business, shareholders, and neighbors. ENVIRONMENTAL Responsible use of our resources with a focus on sustainability SOCIAL Commitment to support the communities in which we live and work GOVERNANCE Integrity in our business practices

13 2021 ANNUAL REPORT $1.5 MILLION in financing for solar projects DIVERSITY OFFICER POSITION CREATED AND FILLED to drive the Diversity, Equity and Inclusion strategy company - wide QCR Holdings board of directors is comprised of 45% WOMEN & MINORITIES $570 MILLION in CRA financing and investments 1,600 TREES PLANTED through the Monarch Research Project and ReLeaf Cedar Rapids programs 202 1 ESG HIGHLIGHTS Energy - efficient facility enhancements, including SOLAR INSTALLATIONS AT THREE BRANCHES QCR Holdings, Inc. Employee engagement score, above the national benchmark of 74%* *Culture Amp 2021 data 81% 737 HOURS of financial literacy classes NEARLY 16,000 employee volunteer hours ONLINE ACCOUNT OPENING AND LOAN APPLICATIONS increasing accessibility of banking services $2.2 MILLION in corporate sponsorships and donations

MARIE ZELNIO ZIEGLER Chair of the Board, QCR Holdings, Inc., Vice President and Deputy Financial Officer (retired), Deere & Company JAMES M. FIELD Vice Chair of the Board, QCR Holdings, Inc., President and Chief Financial Officer (retired), Deere and Company LARRY J. HELLING Chief Executive Officer, QCR Holdings, Inc. BOARD OF DIRECTORS PATRICK S. BAIRD President and Chief Executive Officer (retired), Aegon, USA JOHN - PAUL E. BESONG Executive (retired), Rockwell Collins BRENT R. COBB Chief Executive Officer, World Class Industries, Inc. MARY KAY BATES President and Chief Executive Officer, Bank Midwest TODD A. GIPPLE President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc. MARK C. KILMER President, The Republic Companies DONNA J. SORENSEN, J.D. President, Sorensen Consulting ELIZABETH S. JACOBS President, The Jacobs Group, LLC

MANAGEMENT CABINET LEADERSHIP TEAM ANNE E. HOWARD Senior Vice President, Director of Human Resources, QCR Holdings, Inc. TODD A. GIPPLE President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc. LARRY J. HELLING Chief Executive Officer, QCR Holdings, Inc. and Cedar Rapids Bank & Trust JOHN H. ANDERSON Chief Executive Officer, Quad City Bank & Trust, Chief Deposit Officer, QCR Holdings, Inc. DANA L. NICHOLS Executive Vice President, Chief Lending Officer, QCR Holdings, Inc. KIM K. GARRETT Vice President, Corporate Communications and Investor Relations Manager, QCR Holdings, Inc. TODD C. KERSKA Executive Vice President, Chair, Best - in - Class Initiatives, QCR Holdings, Inc., Cedar Rapids Bank & Trust Cashier 15 2021 ANNUAL REPORT QCR Holdings, Inc. STACEY J. BENTLEY President and Chief Executive Officer, Community Bank & Trust ROBERT M. EBY Executive Vice President, Chief Credit Officer, QCR Holdings, Inc. KURT A. GIBSON President and Chief Executive Officer, Community State Bank JAMES D. KLEIN President, Cedar Rapids Bank & Trust MONTE C. MCNEW President and Chief Executive Officer, SFC Bank REBA K. WINTER Executive Vice President, Chief Information Officer, QCR Holdings, Inc. AARON M. RIOS Executive Vice President, Operations, QCR Holdings, Inc.

CONDENSED BALANCE SHEET Amount Amount Cash and due from banks $37,490 $61,329 Federal funds sold and interest - bearing deposits 87,662 95,676 Securities 810,215 838,131 Net loans/leases 4,601,411 4,166,753 Intangibles 9,349 11,381 Goodwill 74,066 74,066 Derivatives 222,220 222,757 Other assets 253,719 234,950 Total assets $6,096,132 $5,705,043 Total deposits $4,922,772 $4,599,137 Total borrowings 170,805 177,114 Derivatives 225,135 229,270 Other liabilities 100,410 105,729 Total stockholders' equity 677,010 593,793 Total liabilities and stockholders' equity $6,096,132 $5,705,043 FOR THE YEAR ENDED December 31, December 31, 2021 2020 (dollars in thousands) Commercial and industrial loans $1,584,922 $1,726,723 Commercial real estate loans 2,675,103 2,107,629 Direct financing leases 44,623 66,016 Residential real estate loans 275,552 252,121 Installment and other consumer loans 86,311 91,302 Deferred loan/lease origination costs, net of fees 13,621 7,338 Total loans/leases $4,680,132 $4,251,129 Less allowance for credit losses on loans/lease 78,721 84,376 Net loans/leases $4,601,411 $4,166,753 ANALYSIS OF LOAN PORTFOLIO Loan/lease mix: (1) FOR THE YEAR ENDED December 31, December 31, 2021 2020 (dollars in thousands) ANALYSIS OF DEPOSITS Deposit mix: Noninterest - bearing demand deposits $1,268,788 $1,145,378 Interest - bearing demand deposits 3,232,633 2,987,469 Time deposits 421,348 460,659 Brokered deposits 3 5,631 Total deposits $4,922,772 $4,599,137 (1) The Company adopted ASU 2016 - 13 "CECL", effective January 1 , 2021 , which included a change in class of receivable and segment categories . This table reflects the pre - CECL adoption loan categories for comparability ; The allowance reflects CECL for 2021 and incurred loss for 2020 .

QCR Holdings, Inc. 17 2021 ANNUAL REPORT INCOME STATEMENT Amount Amount Interest income $200,155 $198,373 Interest expense 21,922 31,423 Net interest income 178,233 166,950 Provision for credit losses (2) 3,486 55,704 Net interest income after provision for loan/lease losses $174,747 $111,246 Total noninterest income $100,422 $113,798 Total noninterest expense $153,702 $151,755 Net income before taxes $121,467 $73,289 Income tax expense 22,562 12,707 Net income $98,905 $60,582 Basic EPS $6.30 $3.84 Diluted EPS $6.20 $3.80 Weighted average common shares outstanding 15,708,744 15,771,650 Weighted average common and common equivalent shares outstanding 15,944,708 15,952,637 (2) Provision for credit losses only included provision for loans/leases for years prior to 2021. FOR THE YEAR ENDED December 31, December 31, 2021 2020 (dollars in thousands)

Common shares outstanding 15,613,460 15,805,711 Book value per common share (1) $43.36 $37.57 Tangible book value per common share (non - GAAP) (1) (2) $38.02 $32.16 Closing stock price $56.00 $39.59 Market capitalization $874,354 $625,748 Market price / book value 129.15% 105.38% Market price / tangible book value 147.30% 123.09% Earnings per common share (basic) LTM (3) $6.30 $3.84 Price earnings ratio LTM (3) 8.88 x 10.31 x TCE / TA (non - GAAP) (1) (4) 9.87% 9.05% COMMON SHARE DATA FOR THE YEAR ENDED December 31, December 31, 2021 2020 (dollars in thousands) CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY Beginning balance $593,793 $535,351 Cumulative effect from the adoption of ASU 2016 - 13 CECL (937) - Net income 98,905 60,582 Other comprehensive income, net of tax 176 2,474 Common stock cash dividends declared (3,781) (3,779) Repurchase and cancellation of shares of common as a result of a share repurchase program (14,168) (3,779) Other (5) 3,022 2,944 Ending balance $677,010 $593,793 Total risk - based capital ratio 14.77% 14.95% Tier 1 risk - based capital ratio 11.46% 11.34% Tier 1 leverage capital ratio 10.46% 9.49% Common equity tier 1 ratio 10.76% 10.55% REGULATORY CAPITAL RATIOS: FOR THE YEAR ENDED December 31, December 31, 2021 2020 (dollars in thousands) KEY PERFORMANCE RATIOS AND OTHER METRICS Return on average assets 1.68% 1.08% Return on average total equity (annualized) 15.52% 10.70% Net interest margin 3.30% 3.28% Net interest margin (TEY) (Non - GAAP) (6) (7) 3.49% 3.44% Efficiency ratio (Non - GAAP) (7) 55.16% 54.05% Gross loans and leases / total assets 76.77% 74.81% Full - time equivalent employees 726 714 AVERAGE BALANCES Assets $5,873,357 $5,604,074 Loans/leases 4,456,461 4,031,567 Deposits 4,776,575 4,540,266 Total stockholders' equity 637,190 566,240 (1) Includes accumulated other comprehensive income. (2) Includes accumulated other comprehensive income and excludes intangible assets. (3) LTM : Last twelve months. (4) TCE / TCA : tangible common equity / total tangible assets. (5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock - based compensation. (6) TEY : Tax equivalent yield. (7) See GAAP to Non - GAAP reconciliations in the Company’s Form 10 - K and earnings release.

2021 ANNUAL REPORT 19

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the Nasdaq Global Market under the symbol "QCRH".

2022 annual meeting of stockholders

We invite you to electronically attend the virtual annual meeting on Thursday, May 19, 2022, at 8:00 a.m. Central Daylight Time. You will be able to attend the annual meeting and vote during the meeting by visiting www.virtualshareholdermeeting.com/QCRH2022. Prior to the meeting, you will be able to vote by visiting www.proxyvote.com.

Stockholders interested in information may contact:

SHELLEE R. SHOWALTER | Senior Vice President, Director of Investor Services and Compensation
QCR Holdings, Inc., 3551 Seventh Street, Moline, IL 61265
309.743.7760

Annual report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission are available to stockholders without charge by accessing our website at www.qcrh.com or by contacting:

NICK W. ANDERSON | Senior Vice President, Chief Accounting Officer
QCR Holdings, Inc., 3551 Seventh Street, Moline, IL 61265
319.743.7707

Stock transfer agent

Inquiries related to stockholder records, stock transfers, lost certificates, changes of ownership, changes of address, and dividend payments should be sent to our transfer agent at the following address:

AST Shareholder Services
Attn: Operations Center
6201 15th Avenue, Brooklyn, NY 11219
1.718.921.8124 or 1.800.937.5449

Independent Registered Public Accounting Firm

RSM US LLP, Davenport, IA

Corporate Counsel

Lane & Waterman LLP, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

Analysts or other investors interested in information may contact:

TODD A. GIPPLE | President, Chief Operating Officer and Chief Financial Officer
QCR Holdings, Inc., 3551 Seventh Street, Moline, IL 61265
309.743.7745

KIM K. GARRETT | Vice President, Corporate Communications and Investor Relations Manager
QCR Holdings, Inc., 500 First Avenue NE, Cedar Rapids, IA 52401
319.743.7006

Internet information

Information on our subsidiaries' history, locations, products and services can be accessed online at www.qcbt.bank, www.crbt.bank, www.communitybt.bank, www.bankcsb.com, www.sfc.bank and www.m2equipmentfinance.com.

DIVIDEND INFORMATION

RECORD DATE	PAYMENT DATE	CASH AMOUNT
03/19/21	04/07/21	$0.06
06/18/21	07/07/21	$0.06
09/17/21	10/06/21	$0.06
12/17/21	01/05/22	$0.06



QCR Holdings, Inc.

2021 STOCK PRICE PERFORMANCE QCRH – 43.3% KBW Nasdaq Regional Bank Index – 33.6% Russell 2000 – 15.4% Annual % Increase 1/1/2021 2/1/2021 3/1/2021 4/1/2021 5/1/2021 6/1/2021 7/1/2021 8/1/2021 9/1/2021 10/1/2021 11/1/2021 12/1/2021 1/1/2022 60 55 50 45 40 35 30 25 20 15 10 5 0 - 5

QCR Holdings, Inc. 21 2021 ANNUAL REPORT

3551 Seventh Street | Moline, IL 61265 qcrh.com